FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Koly, M. S.	2. Issuer Name and Ticker or Trading Symbol Delcath Systems, Inc. ("DCTH" (1) and "DCT" (2))		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [X] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President and CEO
(Last) (First) (Middle) 1100 Summer Street, 3rd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) Stamford, Connecticut 06905		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year(Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, par value $0.01							78,057	D
							1,245,864	I	By Venkol Trust
							11,731	I	By Son (3)

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB control Number.	(Over) SEC 2270 (9-02)

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)	$4.93						(4)	1/27/04	Common Stock	60,867
Option (Right to Buy)	$4.93						(4)	1/27/04	Common Stock	25,396
Option (Right to Buy)	$2.90						(4)	12/6/04	Common Stock	53,483
Incentive Stock Option (Right to Buy)	$3.3125						12/1/00	12/1/05	Common Stock	30,150
Nonqualified Stock Option (Right to Buy)	$3.3125						12/1/00	12/1/05	Common Stock	41,700
Incentive Stock Option (Right to Buy)	$3.3125						1/1/01	12/1/06	Common Stock	30,150
Option to Purchase Common Stock	$0.60						(5)	11/12/06	Common Stock	100,000
Incentive Stock Option	$0.71	9/19/02		4A	100,000		(5)	9/19/07	Common Stock	100,000		441,746	D

Explanation of Responses: (1) Nasdaq symbol.
(2) Boston Stock Exchange Symbol.
(3) The reporting person has neither sole or shared voting power nor sole or shared investment power with respect to such shares.
(4) These options are currently exercisable.
(5) Exercisable as to 50,000 shares on the first anniversary of grant and in full on the second anniversary of grant through the expiration date.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations .See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ M. S. KOLY **Signature of Reporting Person	February 13, 2003 Date
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